UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per form. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pure Cycle Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228303

(CUSIP Number)

Mark Campbell

High Plains A&M, LLC

333 West Hampden Ave., Suite 810

Denver, CO 80110

303-534-1040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule
13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746228303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) High Plains A&M, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 746228303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Hunter White, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 746228303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Campbell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 746228303

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M. Walker Baus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1 — Security and Issuer

(a)             This statement on Schedule 13D relates to the common stock, par value 1/3 of $0.01 per share (the “Common Stock”), of Pure Cycle Corporation., a Delaware corporation (the “Company”).

(b)            The principal executive offices of the Company are located at 8451 Delaware Street, Thornton, CO 80260.

Item 2 - Identity and Background

(a)             This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”:

(i)                High Plains A&M, LLC, a Colorado limited liability company (“High Plains”), with the respect to the Common Stock beneficially owned by it;

(ii)             H. Hunter White, III, a citizen of the United States, with respect to the Common Stock beneficially owned by him;

(iii)          Mark Campbell, a citizen of the United States, with respect to the Common Stock beneficially owned by him; and

(iv)         M. Walker Baus, a citizen of the United States, with respect to the Common Stock beneficially owned by him.

High Plains is the record holder and direct beneficial owner of the Common Stock. Messrs. White, Campbell and Baus are the members and mangers of High Plains.

(b)            Address of Principal Business Office or, if none, Residence:

The principal business address of High Plains is:

High Plains A&M, LLC
333 West Hampden Ave, Suite 810
Denver, CO 80110

The principal occupation of H. Hunter White, III is development of natural resources through multiple entities. His principal business address is:

9800 Walzer Ct.
Windemere, FL 34786

The principal occupation of Mark Campbell is real estate development. Mr. Campbell is currently President of Southwestern Investment Group, Inc. His principal business address is:

Southwestern Investment Group, Inc.
333 West Hampden, Suite 810
Englewood, CO 80110

The principal occupation of M. Walker Baus is development of natural resources through multiple entities. His principal business address is:

203 Carondelet Street
Suite 210
New Orleans, LA  70130

(c)             During the last five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(d)            Citizenship

High Plains was organized under the laws of the State of Colorado.  Messrs. White, Campbell and Baus are citizens of the United States.

Item 3 - Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, the Common Stock was acquired by High Plains as partial consideration for the sale of certain of its assets to the Company.

Item 4 - Purpose of Transaction

Effective May 10, 2006, the Company entered into an asset purchase agreement (the “Agreement”) with High Plains to acquire from High Plains (i) certain water interests in the Arkansas River and its tributaries represented by real property interests and shares of stock in the Fort Lyon Canal Company (“FLCC”) (collectively with the Arkansas River interests these are referred to as the “Water Rights”), (ii) certain real property located in Bent, Otero and Prowers counties, Colorado (the “Properties”), and (iii) certain contract rights, tangible personal property, mineral rights, and other water interests related to the Water Rights and Properties (collectively the Water Rights, Properties, and related assets are referred to herein as the “Acquired Assets”).

As consideration for the Acquired Assets, the Company issued 3,000,000 shares of unregistered Common Stock (the “Acquisition Shares”) to High Plains; and granted High Plains the right to receive ten percent (10%) of the Company’s gross proceeds, or the equivalent thereof, from the future sale of 40,000 water taps (the “Tap Participation Fee”). The Tap Participation Fee will be due and payable once the Company has actually sold a water tap subject to the Agreement and receives the consideration due for such water tap. If by the fifth anniversary of the closing, the Company has not received consideration based on the value of Acquisition Shares and Tap Participation Fees equal to or in excess of $50,000,000, then the Tap Participation Fee will increase to 20% and the number of water taps subject to the fee will be correspondingly reduced. The entire Tap Participation Fee is subject to acceleration in the event of a merger, reorganization, sale of substantially all assets, or similar transactions and in the event of bankruptcy and insolvency events. The amount owed upon acceleration will be based on the water tap fee charged by the Rangeview Metropolitan District on the date of acceleration.

The  transaction described above closed on August 31, 2006.

The Properties are each subject to lease agreements which permit the lessees to farm the Properties and to use the Water Rights for irrigation purposes. Certain of the Properties are subject to outstanding promissory notes which are secured by deeds of trust on the Properties. High Plains remains liable for the indebtedness secured by the deeds of trust.

The Agreement permits High Plains to maintain a designated director on the Company’s board of directors following the closing. Mr. Campbell, a Reporting Person, was appointed to the Company’s Board of Directors on August 31, 2006.

At the closing, the Company and High Plains entered into the following agreements:

•              A pledge agreement, whereby High Plains pledged, transferred, assigned and granted to the Company a security interest in and to (a) 1,500,000 shares of Common Stock (subject to adjustment), (b) all shares of Common Stock hereafter issued to High Plains by means of any dividend or distribution in respect of the shares pledged hereunder (together with the shares identified in subsection (a), the “Pledged Shares”), (c) the certificates representing the Pledged Shares, and (d) all rights to money or property which High Plains now has or hereafter acquires in respect of the Pledged Shares;

•              A pledge agreement, whereby the Company pledged to High Plains:  (1) one-half of the shares of FLCC being purchased by the Company, (2) all shares of FLCC hereafter issued to the Company by means of any dividend or distribution in respect of the shares pledged hereunder (together with the shares identified in subparagraph (1), the “Company’s Pledged Shares”), (3) the certificates representing the Company’s Pledged Shares, (4) the Properties associated with the water represented by the Company’s Pledged Shares, and (5) all rights to money or property which the Company now has or hereafter acquires in respect of the Company’s Pledged Shares;

•              A property management agreement with High Plains, pursuant to which the High Plains will manage the Properties and take care of all of the Company’s obligations under the assumed leases, including property taxes, in exchange for the rental income from the assumed leases;

•              A nonsolicitation agreement with each of Messrs. White, Campbell and Baus, constituting all of the owners of High Plains, pursuant to which each of Messrs. White, Campbell and Baus agrees (i) not to solicit the Company’s customers or potential customers to provide water in the Company’s service areas or potential service areas, (ii) not to solicit employees of the Company, (iii) not to engage in certain activities competitive with the Company and (iv) not to engage in the purchase of water or water rights without first offering such water or water rights to the Company;

•              A registration rights agreement, pursuant to which the Company will grant High Plains one demand right to register 750,000 Acquisition Shares and piggyback rights to register an additional 750,000 Acquisition Shares; and

•              A voting agreement, pursuant to which the Company’s President agrees to vote shares Common Stock owned by him for High Plain’s designated board member.

Item 5.    Interest in Securities of the Issuer

(a)             State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act.

Amount beneficially owned:

High Plains directly beneficially owns 3,000,000 shares of Common Stock. Messrs. White, Campbell and Baus as the members and managers of High Plains share voting power over the 3,000,000 shares held by High Plains.  Mr. White through his majority membership interest in High Plains has investment power over the 3,000,000 shares held by High Plains. Therefore, Messrs. White, Campbell and Baus are each deemed to beneficially own these 3,000,000 shares of Common Stock. Messrs. White, Campbell and Baus each disclaim beneficial ownership of Common Stock, except to the extent of their respective pecuniary interests.

Percent of class:

High Plains and Messrs. White, Campbell and Baus beneficially own 16.8% of the shares of outstanding Common Stock.

The percentage of Common Stock reportedly owned by the Reporting Persons herein is based on 14,863,776 shares of outstanding Common Stock, which was the total number of shares issued and outstanding on July 14, 2006, after giving effect to the issuance of shares of Common Stock pursuant to the transactions described herein.

(b)            For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared

(1)            Number of shares as to which the person has:

(i)                Sole power to vote or to direct the vote:

0

(ii)             Shared power to vote or to direct the vote:

High Plains and Messrs. White, Campbell and Baus have shared voting power with respect to 3,000,000 shares of Common Stock representing 16.8% of the outstanding Common Stock.

(iii)          Sole power to dispose or to direct the disposition of:

0

(iv)         Shared power to dispose or to direct the disposition of:

High Plains and Mr. White  have shared dispositive power with respect to 3,000,000 shares of Common Stock representing 16.8% of the outstanding Common Stock.

(c)             Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See response to Item 4 above.

(d)            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

(e)             If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference to Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Name

1	Joint Filing Agreement dated September 8, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2006

High Plains A&M, LLC

/s/ Mark Campbell
Signature

Mark Campbell/Manager
Name/Title

/s/ H. Hunter White, III
H. Hunter White, III

/s/ Mark Campbell
Mark Campbell

/s/ M. Walker Baus
M. Walker Baus

Attention:  Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)